

Hakan Lindskog · 1st

Chief Operating Officer at Neurohacker Collective

Washington D.C. Metro Area · 500+ connections · **Contact info**

Neurohacker Collective

Swedish University of
Agricultural Sciences

About

Business leader with a strong focus on revenue and profit growth; change agent with a keen sense of vision and
strategy, but a bias for action and execution.
... see more

Experience

Neurohacker Collective
2 yrs 8 mos



Chief Operating Officer
Dec 2017 – Present · 2 yrs 2 mos
Greater San Diego Area



Advisor
Jun 2017 – Nov 2017 · 6 mos
Greater San Diego Area

Founder and CEO
Recur Advisory LLC
Oct 2016 – Present · 3 yrs 4 mos
Manassas, Virginia

Recur Advisory LLC is a consultancy focused on recurring revenue business. We create and
optimize subscription, membership and club businesses across a range of industries - mobile
apps, music and video, publishing, digital media, consumer goods and software.

...see more

SVP, Direct-to-Consumer Business
Highlights for Children
Mar 2015 – Sep 2016 · 1 yr 7 mos
Columbus, Ohio Area

Global family media brand and publisher of magazines, books and digital products such as
subscription-based mobile apps.

Led quick and decisive turnaround of the direct-to-consumer business, driving signi ...see more

Chief Executive Officer
Matomy U.S.A., Inc.
Jan 2013 – Nov 2013 · 11 mos
New York City

Led the restructuring and integration into Matomy's global operations of digital advertising
agency MediaWhiz after its acquisition by Matomy Media Group, one of the world's leading

digital performance-based advertising companies.

...see more

Chief Executive Officer
Neverblue Media Company
Mar 2008 – Aug 2012 · 4 yrs 6 mos
Victoria, British Columbia

Devised and executed growth strategy for this private equity owned performance-based digital advertising company, specializing in customer acquisition and lead generation. Neverblue Media was sold to GlobalWide Media in August, 2012.

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Education

Swedish University of Agricultural Sciences
Master of Science (M.Sc.)
1979 – 1984

Skills & Endorsements

 **Strategic Planning** · 26

Endorsed by **3 of Hakan's colleagues at Highlights for Children**

 **E-commerce** · 23

Endorsed by **Jeff Paradise and 1 other who is highly skilled at this**

Endorsed by **3 of Hakan's colleagues at Highlights for Children**

 **Digital Marketing** · 22

Endorsed by **Greg Salter, who is highly skilled at this**

Endorsed by **3 of Hakan's colleagues at Highlights for Children**

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